Infosys®
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BSE LIMITED
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February 9, 2017

Dear Sir/Madam,

Sub: Company Statement

Please find enclosed the "**Company Statement**" on alleged governance lapses by some sections of the media.

This is for your information and records.

Yours sincerely,
For **Infosys Limited**

A G S Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bangalore 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Company Statement

Bangalore – February 9, 2017: The Company denies any governance lapses alleged by some sections of the media in reports that have appeared in the last few days on purported rifts among the Founders, the Board and the Management.

"The Company is in the process of a formidable transformation journey. The Board is fully aligned with the strategic direction of Dr. Vishal Sikka and is very appreciative of the initiatives taken by him in pursuance of this transformation. Vishal and the Board, while being pleased with the Company's resumption of industry leading performance on many parameters, are keen to further accelerate the progress and achieve even more shareholder value increase, on the foundation of sound governance. We will remain undistracted with this focus," said R. Seshasayee, Chairman of the Board.

The issues highlighted by the media - CEO compensation, appointment of certain Independent Directors, and severance pay relating to former employees - are several months old, on which the Company's position has been repeatedly explained. While there could be differences in views on these matters, they have been overwhelmingly approved by shareholders, wherever required, and on which due disclosures have been made.

The Board receives several inputs from various stakeholders, including the Company's Promoters. The Board gives serious consideration to all these inputs.

The Company has an independent and professional Board, whose members possess vast experience. The Independent Directors have no interest other than their commitment to enable this great institution that has been assiduously built by the iconic Founders, to succeed.

"The members of the Board are deeply engaged with the Company and spend considerable time on the affairs of the Company. The Board has full confidence in the leadership of Seshasayee to steer this Company in these challenging times," said Jeff Lehman, the senior most member of the Board and Chairman of the Nomination and Remuneration Committee.

While the Board appreciates and respects inputs from the Founders, it is committed to fulfilling its fiduciary responsibility to act independently and in the overall interest of the shareholders. To formalize this process, the Board has recently appointed Cyril Amarchand Mangaldas, corporate governance experts, to receive from Promoters and other key stakeholders various inputs, evaluate them and make recommendations to the Board. This will be an ongoing process for some time. The Company will take every step to uphold the standards of governance processes, of which the Company has always been an exemplar.

About Infosys Ltd

Infosys is a global leader in technology services and consulting. We enable clients in more than 50 countries to create and execute strategies for their digital transformation. From engineering to application development, knowledge management and business process management, we help our clients find the right problems to solve, and to solve these effectively. Our team of 199,000+ innovators, across the globe, is differentiated by the imagination, knowledge and experience, across industries and technologies that we bring to every project we undertake.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise thrive in the digital age.

Safe Harbor

Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2016. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

For further information, please contact:

Asia Pacific	**EMEA**	**Americas**
Sarah Gideon	Nicola Brocksiepe	Chiku Somaiya
Infosys, India	Infosys, Europe	Infosys, USA
+91 80 4156 3998	+49 69 269566116	+1 408 375 2722
Sarah_Gideon@infosys.com	Nicola_Brocksiepe@infosys.com	Chiku.Somaiya@infosys.com